EXHIBIT 99.1
Nuvei Announces Second Quarter 2022 Results

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, August 9, 2022 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), tomorrow’s payment platform, today reported its financial results for the three months ended June 30, 2022.
“We reported a solid second quarter with a 44% increase in Total volume at constant currency(1) and a 17% increase in Adjusted EBITDA(2), both exceeding our outlook as we continued to execute on our strategic initiatives. Our strength this quarter was driven by our disciplined investments for sustainable growth, which continue to enhance our financial profile, as well as strong revenue growth, cash generation and a solid balance sheet,” said Philip Fayer, Nuvei’s Chair and CEO.
“We are amending our outlook for the remainder of the year due to unforeseen changes in currency, volatility in digital assets and cryptocurrencies, and caution with regard to global economic conditions. However, we are maintaining our medium and long-term targets, pursuant to which we aspire to achieve $1.0 billion of annual revenue, as we continue to grow, scale and position Nuvei for a sustainable future, driven by our resilient and durable business model and our ongoing investments in people, technologies and geographies.”
Please refer to the cautionary statements under “Growth Targets” below.
Financial Highlights for the Three Months Ended June 30, 2022
•Total volume(1) increased 38% to $30.1 billion from $21.9 billion;
◦eCommerce represented 87% of total volume;
◦Total volume growth at constant currency(1) was 44% with Total volume at constant currency(1) increasing to $31.4 billion from $21.9 billion;
◦Total organic volume growth at constant currency(1) was 37% with Total organic volume at constant currency(1) increasing to $29.9 billion from $21.9 billion;
•Revenue increased 19% to $211.3 million from $178.2 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $9.4 million;
◦Revenue growth at constant currency(2) was 24% with Revenue at constant currency(2) increasing to $220.7 million from $178.2 million;
◦Organic revenue growth at constant currency(2) was 16% with Organic revenue at constant currency(2) increasing to $206.4 million from $178.2 million;
•Net income decreased to $35.1 million from $38.9 million, primarily due to a $27.7 million increase in share-based payments to employees who joined the Company as part of acquisitions completed during the third quarter of 2021 and other incentive grants;
•Adjusted EBITDA(2) increased 17% to $92.9 million from $79.4 million;
•Adjusted net income(2) increased 16% to $74.7 million from $64.5 million;
•Net income per diluted share was $0.23 compared to $0.26;
•Adjusted net income(2) per diluted share was $0.51 compared to $0.44;
•Cash flow from operating activities increased by 7% to $91.5 million from $85.6 million; and
•Free cash flow(2) increased by 11% to $80.8 million from $73.0 million.

Financial Highlights for the Six Months Ended June 30, 2022
•Total volume(1) increased 40% to $59.3 billion from $42.5 billion;
◦eCommerce represented 88% of total volume;
◦Total volume growth at constant currency(1) was 44% with Total volume at constant currency(1) increasing to $61.2 billion from $42.5 billion;
◦Total organic volume growth at constant currency(1) was 38% with Total organic volume at constant currency(1) increasing to $58.6 billion from $42.5 billion;
•Revenue increased 30% to $425.8 million from $328.7 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchanges rates year-over-year by $16.8 million;
◦Revenue growth at constant currency(2) was 35% with Revenue at constant currency increasing to $442.7 million from $328.7 million;
◦Organic revenue growth at constant currency(2) was 25% with Organic revenue at constant currency(2) increasing to $411.3 million from $328.7 million;
•Net income decreased by $27.1 million to $39.6 million compared to net income of $66.7 million, primarily due to a $60.8 million increase in share-based payments to employees who joined the Company as part of acquisitions completed in 2021 and other incentive grants;
•Adjusted EBITDA(2) increased 27% to $184.4 million from $144.8 million;
•Adjusted net income(2) increased 24% to $143.7 million from $115.7 million;
•Net income per diluted share was $0.25 compared to net income per diluted share of $0.45;
•Adjusted net income(2) per diluted share was $0.97 compared to $0.79;
•Cash flow from operating activities increased by 13% to $157.2 million from $139.0 million;
•Free cash flow(2) increased by 22% to $163.3 million from $133.7 million; and
•Cash balance of $721.6 million at June 30, 2022 compared to $748.6 million at December 31, 2021, mainly due to the repurchase and cancellation of approximately 1.8 million Subordinate Voting Shares for total consideration, including transaction costs, of $109.2 million.

Comparing Second Quarter 2022 Results To Outlook
Nuvei exceeded its outlook for both Total volume(1) and Adjusted EBITDA(2), while revenue of $211 million was below its outlook range previously provided of between $217 million and $223 million for the three months ended June 30, 2022. This was mainly as a result of changes in foreign currency exchange rates, which negatively impacted revenue by approximately $2 million, as the US dollar strengthened more than anticipated; a change in volume mix from alternative payment methods (“APMs”), for which revenue is presented on a gross basis, to credit, which is presented net of interchange and payment network fees, which negatively impacted revenue by approximately $6 million; and higher volatility and lower volume than we anticipated in digital assets and cryptocurrencies, which negatively impacted revenue by approximately $4 million.
These factors combined contributed approximately $12 million of revenue headwind in this year’s second quarter. Excluding these factors, many of which were largely unforeseen, the Company believes it would have been closer to the high-end of the revenue range of the outlook it provided for the second quarter ended June 30, 2022.

Operational Highlights
•Revenue for the second quarter of 2022 increased 28% to $119.9 million in Europe, the Middle East and Africa, increased 8% to $83.4 million in North America, increased 29% to $6.9 million in Latin America, and decreased 45% to $1.0 million in Asia Pacific. North America eCommerce direct revenue increased 34% to $22.4 million in this year’s second quarter from last year’s second quarter, representing approximately 27% of total North America revenue.
•Revenue from Nuvei’s Global eCommerce Direct channel (the Company’s largest distribution channel as a percentage of revenue) increased by 28% in the second quarter of 2022 compared to the second quarter of 2021 as a result of recent investments in sales distribution.
•New business in the Company’s regulated online gaming vertical is progressing well and contributed to an increase in online gaming revenue by 22% in the second quarter of 2022 compared to the second quarter of 2021. In terms of Nuvei’s progress in North America, its online gaming revenue "run-rate” is now approximately $25 million and is on pace to deliver $100 million of annual “run-rate” revenue.
•With respect to advancements in product innovation, Nuvei:
◦Enhanced and expanded its payouts solution offering to include instant SEPA payouts for all European countries. It also launched Visa direct support in Canada, and added local payout options in Brazil, Canada, Chile, Columbia, Malaysia, Mexico, Peru and Romania.
◦Introduced Nuvei Simple Connect SDK (software development kit), which dramatically simplifies integration into its platform. The Company believes its SDK solution is ahead of its emerging peers as it’s the easiest to integrate, allows for more than just card payments, and offers customers access to our full array of capabilities with greater flexibility and deeper customization.
◦Launched its omnichannel solution, which via a single integration, allows customers to now use Nuvei for multi-channel, multi-geography integrations with single token, reporting and reconciliation to streamline their global operations.
•Nuvei added multiple new APMs increasing its portfolio to 571 at the end of the second quarter, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods.
•Nuvei expanded local card acquiring capabilities and enhanced its payment capabilities enabling customers to accept additional forms of local payments methods in Singapore and South Korea.

•The Company added more than 100 new employees in the second quarter of 2022, ending with 1,570 employees at June 30, 2022 compared with 1,368 employees at December 31, 2021.
•The Company expanded its Board of Directors to eight members with the appointments of technology veterans Maren Lau, Regional Vice President, Latin America at Meta Platforms, Inc.; and Tim Dent, former Chief Financial Officer and Chief Compliance Officer of DraftKings Inc.
•For the three month period ended June 30, 2022, Nuvei purchased and canceled 559,902 Subordinate Voting Shares (“Shares”) for a total consideration, including transaction costs of $34.4 million in the second quarter at an average price of $61.44 per share in connection with its previously announced normal course issuer bid allowing it to purchase up to 6,617,416 of its Shares. In total, the Company has purchased and canceled 1,768,668 shares for $109.2 million at an average price of $61.71 through June 30, 2022.
Financial Outlook(3)
The following outlook supersedes all prior statements made by the Company and is based on current expectations. The Company has amended its financial outlook for the fiscal year ending December 31, 2022 based on its results for the six months ended June 30, 2022; headwind from changes in foreign currency exchange rates; higher volatility and lower volume in digital assets and cryptocurrencies; and a more cautious view of the macroeconomic environment for the second half of the year.
The financial outlook for the remainder of 2022 assumes greater currency headwinds than previously expected from the stronger U.S. dollar and the Company has applied average foreign currency exchange rates for July 2022 to its financial forecast for the balance of the year; lower volume in digital assets and cryptocurrencies than previously anticipated; and the potential impact from higher inflation and rising interest rates which could increase pressure on consumer spending in the second half of the year. See also “Forward-Looking Information” below for further details on assumptions underlying financial outlook.
For the three months ending September 30, 2022 and the fiscal year ending December 31, 2022, Nuvei anticipates Total volume(1), Revenue and Adjusted EBITDA(2) to be in the ranges below. The updated financial outlook and specifically the Adjusted EBITDA(2) reflects the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology.
The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Information” of this press release. Nuvei's outlook also constitutes "financial outlook" within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company's financial performance and measuring progress toward management's objectives and the reader is cautioned that it may not be appropriate for other purposes.

	Three months ending September 30,	Year ending December 31,
	2022	2022	2022
	Forward-looking	Forward-looking	Forward-looking
		Previous	Revised
(In U.S. dollars)	$	$	$
Total volume(1) (in billions)	25 - 26	127 - 132	117 - 121
Revenue (in millions)	185 - 195	940 - 980	820 - 850
Revenue at constant currency (in millions)	195 - 205	N/A	855 - 885
Adjusted EBITDA(2) (in millions)	70 - 75	407 - 425	335 - 350

Growth Targets(4)
Nuvei’s medium-term(5) annual growth targets for Total volume(1) and revenue, as well as its long-term target for Adjusted EBITDA margin(2), are shown in the table below. These medium(5) and long-term(5) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, and at further stage of business maturity, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins. The Company’s medium term targets are not made in respect of any particular fiscal year and should not be assumed or interpreted to be made in any way in respect of 2023 or any other fiscal year, whether by reference to the Company’s financial outlook, or actual results, for 2022 or otherwise.

Growth Targets(4)
Total volume(1)	30%+ annual year-over-year growth in the medium term(5)
Revenue	30%+ annual year-over-year growth in the medium term(5)
Adjusted EBITDA margin(2)	50%+ over the long term(5)
(1) Total volume, Total volume at constant currency and Total organic volume at constant currency does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Supplementary Financial Measures” below.
(2) Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per diluted share and Free cash flow are non-IFRS and other financial measures. See “Non-IFRS and Other Financial Measures”.
(3) Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking revenue at constant currency (non-IFRS), Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the heading “Forward-looking information” of this press release.
(4) These growth targets are fully qualified and based on a number of assumptions and subject to a number of risks as described under the heading “Forward-looking Information” of this press release. These growth targets serve as guideposts as we execute on our strategic priorities in the medium to long term, and they assume a near term resumption to a normal business and macroeconomic environment, continuing momentum and performance of the Company’s core business and favorable tailwinds of the verticals it serves. We will review and revise these growth targets as economic, market and regulatory environments change.
(5) “Medium-term” and “long term” have not been defined by Nuvei nor does Nuvei intend to define them. These targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time. These growth targets are fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Information” of this press release. These targets are provided for the purposes of assisting the reader in measuring progress toward management’s objectives and the reader is cautioned that they may not be appropriate for other purposes.

Conference Call Information
Nuvei will host a conference call to discuss its second quarter 2022 financial results today, Tuesday, August 9, 2022 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.
The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13730696. The replay will be available through Tuesday, August 23, 2022.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is tomorrow’s payment platform. Designed to accelerate customers’ business, Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 570 alternative payment methods. Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue, Organic revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Free cash flow, Total volume, Total volume at constant currency, Total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: In the second quarter of 2022, we introduced a new non-IFRS financial measure to measure our revenue on a constant currency basis. Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: In the second quarter of 2022, we modified the composition of our Organic revenue metric to Organic revenue at constant currency. The only change in the composition of our Organic revenue metric as compared to prior periods is to exclude foreign currency exchange impact on organic revenue. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth. Organic revenue at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. See Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue for more detail on the change in composition.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.
Free cash flow: We use Free cash flow as a supplementary indicator of our operating performance. Free cash flow means, for any period, Adjusted EBITDA less capital expenditures.
Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates. See Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue for more detail on the change in composition.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in Total volume will generally impact our revenue.
Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide to provide better comparability of business trend year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Total organic volume at constant currency: Total organic volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. Total organic volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Forward-Looking Information
This press release contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue, Revenue at constant currency and Adjusted EBITDA for the three months ending September 30, 2022 and the year ending December 31, 2022 as well as medium and long-term targets on Total volume, Revenue and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 (the “AIF”) such as: risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, and increasing inflationary pressures and interest rates; the rapid developments and change in our industry; intense competition both within our industry and from other payments methods; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our merchants being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our merchants; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends and other macroeconomic factors affecting results of operations; deterioration in the quality of the products and services offered; loss of key personnel or difficulties hiring qualified personnel; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by merchants, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of one of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry, including the following assumptions: (a) Nuvei's results of operations and ability to achieve suitable margins will continue in line with management’s expectations, (b) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on its or its merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (c) losses owing to business failures of merchants and customers will remain in line with anticipated levels, (d) the Company’s ability to capture an increasing share of addressable markets by continuing to retain and grow existing customer relationships in high growth verticals while adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels, (e) Nuvei’s continued ability to maintain its competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing, (f) Nuvei’s continued ability to manage its growth effectively, (g) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (h) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, (i) absence of material adverse changes in economic conditions in our core markets, geographies and verticals, (j) the size, volume mix and growth rates of our addressable markets and verticals, including that the industries in which Nuvei operates will continue to grow consistent with management’s expectations, (k) the accuracy of our assumptions as to currency exchange rates, interest rates, inflation, volatility in financial markets and other macroeconomic conditions, (l) the absence of adverse changes in legislative or regulatory matters, (m) the absence of adverse changes in current tax laws, (n) projected operating and capital expenditure requirements, and (o) the COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core markets, geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investors
Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of U.S. dollars except for shares and per share amounts)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$
Revenue	211,294	178,239	425,838	328,719
Cost of revenue	35,980	33,124	82,896	60,308
Gross profit	175,314	145,115	342,942	268,411
Selling, general and administrative expenses	146,505	95,870	293,317	184,306
Operating profit	28,809	49,245	49,625	84,105
Finance income	(1,665)	(912)	(2,296)	(1,771)
Finance cost (recovery)	(1,973)	3,432	5,768	6,747
Net finance cost (income)	(3,638)	2,520	3,472	4,976
Loss (gain) on foreign currency exchange	(8,467)	1,691	(7,887)	1,246
Income before income tax	40,914	45,034	54,040	77,883
Income tax expense	5,831	6,120	14,443	11,179
Net income	35,083	38,914	39,597	66,704
Other comprehensive income
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	(25,593)	4,310	(30,455)	(10,539)
Comprehensive income	9,490	43,224	9,142	56,165
Net income attributable to:
Common shareholders of the Company	33,979	37,830	36,982	64,644
Non-controlling interest	1,104	1,084	2,615	2,060
	35,083	38,914	39,597	66,704
Comprehensive income attributable to:
Common shareholders of the Company	8,386	42,140	6,527	54,105
Non-controlling interest	1,104	1,084	2,615	2,060
	9,490	43,224	9,142	56,165
Net income per share
Net income per share attributable to common shareholders of the Company
Basic	0.24	0.27	0.26	0.47
Diluted	0.23	0.26	0.25	0.45
Weighted average number of common shares outstanding
Basic	141,442,328	138,719,227	142,148,713	138,462,027
Diluted	144,884,842	143,265,259	145,703,289	142,991,370

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	June 30, 2022	December 31, 2021
	$	$
Assets

Current assets
Cash	721,620	748,576
Trade and other receivables	51,438	39,262
Inventory	1,245	1,277
Prepaid expenses	9,221	8,483
Income taxes receivable	3,019	3,702
Current portion of advances to third parties	1,281	3,104
Current portion of contract assets	1,542	1,354

Total current assets before segregated funds	789,366	805,758
Segregated funds	701,387	720,874
Total current assets	1,490,753	1,526,632

Non-current assets
Advances to third parties	4,934	13,676
Property and equipment	26,078	18,856
Intangible assets	711,940	747,600
Goodwill	1,111,889	1,126,768
Deferred tax assets	11,256	13,036
Contract assets	981	1,091
Processor deposits	4,852	4,788
Other non-current assets	3,924	3,023

Total Assets	3,366,607	3,455,470

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	June 30, 2022	December 31, 2021
	$	$
Liabilities

Current liabilities
Trade and other payables	105,972	101,848
Income taxes payable	29,047	13,478
Current portion of loans and borrowings	8,397	7,349
Other current liabilities	7,695	13,226

Total current liabilities before due to merchants	151,111	135,901
Due to merchants	701,387	720,874

Total current liabilities	852,498	856,775

Non-current liabilities
Loans and borrowings	504,341	501,246
Deferred tax liabilities	61,087	71,100
Other non-current liabilities	4,008	4,509

Total Liabilities	1,421,934	1,433,630

Equity

Equity attributable to shareholders
Share capital	2,014,683	2,057,105
Contributed surplus	137,169	69,943
Deficit	(176,314)	(108,749)
Accumulated other comprehensive loss	(39,016)	(8,561)

	1,936,522	2,009,738
Non-controlling interest	8,151	12,102

Total Equity	1,944,673	2,021,840

Total Liabilities and Equity	3,366,607	3,455,470

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the six months ended June 30,	2022	2021
	$	$
Cash flow from operating activities
Net income	39,597	66,704
Adjustments for:
Depreciation of property and equipment	3,720	2,780
Amortization of intangible assets	49,769	38,958
Amortization of contract assets	913	1,017
Share-based payments	69,851	9,058
Net finance cost	3,472	4,976
Loss (gain) on foreign currency exchange	(7,887)	1,246
Income tax expense	14,443	11,179
Changes in non-cash working capital items	(3,578)	14,265
Interest paid	(8,805)	(5,435)
Income taxes paid	(4,272)	(5,754)
	157,223	138,994
Cash flow used in investing activities
Business acquisitions, net of cash acquired	—	(88,930)
Acquisition of property and equipment	(4,662)	(2,419)
Acquisition of intangible assets	(16,425)	(8,706)
Decrease (increase) in other non-current assets	(965)	9,787
Net decrease in advances to third parties	1,566	5,982
	(20,486)	(84,286)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(109,158)	—
Transaction costs from issuance of shares	(626)	—
Proceeds from exercise of stock options	1,129	3,968
Repayment of loans and borrowings	(2,560)	—
Proceeds from loans and borrowings	—	300,000
Transaction costs related to loans and borrowings	—	(5,373)
Payment of lease liabilities	(1,682)	(1,327)
Purchase of non-controlling interest	(39,751)	—
Dividend paid by subsidiary to non-controlling interest	(260)	(680)
	(152,908)	296,588
Effect of movements in exchange rates on cash	(10,785)	1,670
Net increase (decrease) in cash	(26,956)	352,966
Cash – Beginning of period	748,576	180,722
Cash – End of period	721,620	533,688

Reconciliation of Adjusted EBITDA and Free cash flow to Net Income and Cash flow from operating activities
(In thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$
Cash flow from operating activities	91,489	85,591	157,223	138,994
Adjustments for:
Depreciation of property and equipment	(1,927)	(1,430)	(3,720)	(2,780)
Amortization of intangible assets	(25,119)	(19,310)	(49,769)	(38,958)
Amortization of contract assets	(486)	(530)	(913)	(1,017)
Share-based payments	(32,664)	(4,953)	(69,851)	(9,058)
Net finance cost (income)	3,638	(2,520)	(3,472)	(4,976)
Gain (loss) on foreign currency exchange	8,467	(1,691)	7,887	(1,246)
Income tax expense	(5,831)	(6,120)	(14,443)	(11,179)
Changes in non-cash working capital items	(10,040)	(17,463)	3,578	(14,265)
Interest paid	4,539	2,599	8,805	5,435
Income taxes paid	3,017	4,741	4,272	5,754
Net income	35,083	38,914	39,597	66,704
Finance cost (recovery)	(1,973)	3,432	5,768	6,747
Finance income	(1,665)	(912)	(2,296)	(1,771)
Depreciation and amortization	27,046	20,740	53,489	41,738
Income tax expense	5,831	6,120	14,443	11,179
Acquisition, integration and severance costs (a)	3,612	4,500	10,166	9,840
Share-based payments and related payroll taxes (b)	32,704	4,953	69,944	9,058
Loss (gain) on foreign currency exchange	(8,467)	1,691	(7,887)	1,246
Legal settlement and other (c)	682	(63)	1,207	96
Adjusted EBITDA	92,853	79,375	184,431	144,837
Acquisition of property and equipment, and intangible assets	(12,026)	(6,387)	(21,087)	(11,125)
Free cash flow	80,827	72,988	163,344	133,712
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and six months ended June 30, 2022, those expenses were $0.5 million and $3.3 million ($4.5 million and $9.8 million for the three months and six months ended June 30, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation were $3.4 million and $6.8 million for the three months and six months ended June 30, 2022 and nil for the three months and six months ended 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. A $0.5 million gain was recognized for the three months and six months ended 2022 and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.2 million and $0.6 million for the three months and six months ended June 30, 2022 (immaterial for the three months and six months ended June 30, 2021). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2022, the expenses consisted of non-cash share-based payments of $32.7 million and $69.9 million ($5.0 million and $9.1 million for three months and six months ended June 30, 2021), immaterial and $0.1 million for related payroll taxes (nil in 2021).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income
(In thousands of U.S. dollars except for share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$

Net income	35,083	38,914	39,597	66,704
Change in fair value of share repurchase liability	(7,884)	—	(5,710)	—
Amortization of acquisition-related intangible assets (a)	23,496	17,897	46,477	36,109
Acquisition, integration and severance costs (b)	3,612	4,500	10,166	9,840
Share-based payments and related payroll taxes(c)	32,704	4,953	69,944	9,058
Loss (gain) on foreign currency exchange	(8,467)	1,691	(7,887)	1,246
Legal settlement and other (d)	682	(63)	1,207	96
Adjustments	44,143	28,978	114,197	56,349
Income tax expense related to adjustments (e)	(4,567)	(3,386)	(10,079)	(7,386)
Adjusted net income	74,659	64,506	143,715	115,667
Net income attributable to non-controlling interest	(1,104)	(1,084)	(2,615)	(2,060)
Adjusted net income attributable to the common shareholders of the Company	73,555	63,422	141,100	113,607
Weighted average number of common shares outstanding
Basic	141,442,328	138,719,227	142,148,713	138,462,027
Diluted	144,884,842	143,265,259	145,703,289	142,991,370

Adjusted net income per share attributable to common shareholders of the Company (f)
Basic	0.52	0.46	0.99	0.82
Diluted	0.51	0.44	0.97	0.79
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and six months ended June 30, 2022, those expenses were $0.5 million and $3.3 million ($4.5 million and $9.8 million for the three months and six months ended June 30, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $3.4 million and $6.8 million for the three months and six months ended June 30, 2022 and nil for the three months and six months ended 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. A $0.5 million gain was recognized for the three months and six months ended 2022 and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.2 million and $0.6 million for the three months and six months ended June 30, 2022 (immaterial for the three months and six months ended June 30, 2021). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and six months ended June 30, 2022, the expenses consisted of non-cash share-based payments of $32.7 million and $69.9 million ($5.0 million and $9.1 million for three months and six months ended June 30, 2021), immaterial and $0.1 million for related payroll taxes (nil in 2021).

(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended June 30		Change		Six months ended June 30		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021			2022	2021
	$	$	$	%	$	$	$	%
Revenue
Europe, Middle East and Africa	119,932	93,435	26,497	28%	244,519	165,567	78,952	48%
North America	83,418	77,553	5,865	8%	164,083	149,008	15,075	10%
Latin America	6,911	5,368	1,543	29%	13,336	10,508	2,828	27%
Asia Pacific	1,033	1,883	(850)	(45)%	3,900	3,636	264	7%
	211,294	178,239	33,055	19%	425,838	328,719	97,119	30%
Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue
In the second quarter of 2022, we introduced this new non-IFRS measure to assess the performance of the business on a more comparable foreign currency exchange basis. Management believes that excluding the impact of changes in foreign currency exchange rates will provide better information on the Company's comparable performance year-over-year. The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of U.S. dollars except for percentages)	Three months ended June 30, 2022			Three months ended June 30, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	211,294	9,413	220,707	178,239	19%	24%

(In thousands of U.S. dollars except for percentages)	Six months ended June 30, 2022			Six months ended June 30, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	425,838	16,842	442,680	328,719	30%	35%

Reconciliation of Organic revenue and Organic revenue growth to Revenue
In the second quarter of 2022, we modified the composition of our Organic revenue metric to Organic revenue at constant currency. The only change in the composition of our Organic revenue metric as compared to prior periods is to exclude foreign currency exchange impact on Organic revenue. Management believes that excluding the impact of changes in foreign currency exchange rates will provide better information on the Company's comparable performance year-over-year. The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of U.S. dollars except for percentages)	Three months ended June 30, 2022					Three months ended June 30, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	211,294	(13,672)	—	8,801	206,423	178,239	—	178,239	19%	16%

(In thousands of U.S. dollars except for percentages)	Six months ended June 30, 2022					Six months ended June 30, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$		$

Revenue	425,838	(30,263)	—	15,713	411,288	328,719	—	328,719	30%	25%
(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.